December 21, 2018

Wouter W. Latour
Chief Executive Officer
Vaxart, Inc.
290 Utah Ave
Suite 200
South San Francisco, CA 94080

       Re: Vaxart, Inc.
           Registration Statement on Form S-3
           Filed December 20, 2018
           File No. 333-228910

Dear Mr. Latour:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance